July 21, 2005
Mail Stop 3561

Via U.S. Mail and Facsimile

Guangwei Liang
Chief Executive Officer
Fantatech Inc.
Unit B, 11/F, Vienna Mansion
55 Paterson Street
Causeway Bay, Hong Kong

   RE:	Fantatech Inc. (the "Company")
	Form 10-KSB for the fiscal year ended December 31, 2004
	File No. 000-24374

Dear Mr. Liang:

	We have reviewed your response letter filed on July 6, 2005 and have the following comments. Where expanded disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are not applicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

	Please respond to confirm that the comment will be complied with, or, if the comment is deemed inappropriate by the Company, advise the staff of the reason thereof. Pursuant to Rule
101(a)(3)
of Regulation S-T, your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.


Form 10-KSB for the fiscal year ended December 31, 2004

Note 3 - Summary of Significant Accounting Policies, page F-8
Revenue and cost recognition, page F-10

1. We note your response to prior comment number 13 which indicates that all parts of game machines, including the software, are essential to the functionality of the machine in order to provide the designed simulation effects. Pursuant to paragraph 2 of EITF No. 03-
5, in an arrangement that includes software which is more that incidental to the products or services as a whole, software and software-related elements are included within the scope of SOP No. 97-2. In this regard, please clarify for us how your revenue recognition policy complies with the guidance outlined in SOP No. 97-
2.

2. We note your response to prior comment number 14 regarding after sale services but reissue as your response was not fully responsive.
According to your response to prior comment number 13, there are ongoing modifications or updates of the software program for those game machines that are implemented in order to maintain their attractiveness to players. In this regard, please discuss in greater detail the nature and term of the after sales service in which you provide updates of software/hardware. Your response should include, but not be limited to, how the after sales service is sold (i.e. separately or bundled), the length of the service period(s) and any other types of services also provided in the after sales service (e.g. repair & maintenance, updates of software/hardware, upgrades, technical support, etc.). Also, please tell us your revenue recognition policy for such services. Note that unless you have established vendor-specific objective evidence for the after sales service in conformity with paragraph 10 of SOP No. 97-2, we would expect revenue for the entire arrangement to be recognize on a ratable basis since you indicate in your responses to prior comment numbers 13 and 15 that none of the parts have any independent commercial sales value and no market exists for the standalone items such as software, hardware, installation and other modified or factory made equipment. Refer to paragraph 12 of SOP No. 97-2.
We
may have further comment upon receipt of your response.

Note 4 -Business Acquisitions, page F-14

3. We note your response to prior comment number 16.  Please tell us
and revise future filings to specifically disclose the value of the
10 million shares of common stock issued in exchange for the
34.59%
interest in SDCL and state the reason(s) why you believe the historical cost of your proportionate share of the net assets acquired represents the fair value of the remaining interest in SDCL.

Note 10 - Income Taxes, page F-16

4. We note your response to prior comment number 18. Please revise your tax footnote in future filings to specifically disclose why you believe that it is more likely than not that your deferred tax assets of your subsidiaries in the US and in PRC will not be realized in the foreseeable future and accordingly, a full valuation allowance was established relating to the deferred tax asset from the loss carryforwards generated by the US parent and subsidiary. Also, please revise your footnote to include all tax disclosures as required by paragraphs 43-48 of SFAS No. 109.

Note 12 - Related Party Transactions and Arrangements, page F-18
(a) Agreement with associated company, page F-18

5. We note your response to prior comment number 19. You indicate in the first paragraph of your response that you state that advertising and promotional incentive is effectively recorded as a reduction to revenue; however, in the second paragraph, we note your response indicates that the incentive is reflected as a reduction to cost of sales for SDCL. In this regard, it is unclear whether the advertising and promotional incentive is accounted for as a reduction to revenue or costs of sales. Please clarify for us and revise your disclosure in future filings to clearly disclose where the incentive is recorded within your consolidated financial statements.

Note 14 - Segment Reporting, page F-20

6. We note your proposed changes to your segment footnote in response
to prior comment number 22.  We also note that the amounts
presented
as total assets of $7,442,767 and $2,638,995 in your revised table do
not agree to the amounts reflected as the total assets of
$17,543,723
and $11,496,881 in your consolidated balance sheets at December
31,
2004 and 2003, respectively. In this regard, please revise to include a reconciliation of these amounts with those reflected in your consolidated balance sheets. Refer to the requirements of paragraph 32(c) of SFAS No. 131.


* * * * *





   You may contact Jean Yu at (202) 551-3305 or Linda Cvrkel,
Branch
Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.

								Sincerely,


								Linda Cvrkel
								Branch Chief
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Guangwei Liang
Fantatech Inc.
July 21, 2005
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